Exhibit (a)(1)
CERTIFICATE OF TRUST
OF
JANUS ETF TRUST
     This Certificate of Trust has been duly executed and is being filed in order to form a statutory trust pursuant to the Delaware Statutory Trust Act (12 Del.C. § 3801 et seq.).
     FIRST: The name of the statutory trust formed hereby is “Janus ETF Trust” (the “Trust”).
     SECOND: The Trust is, or will become prior to 180 days following the first issuance of its beneficial interests, a registered investment company under the Investment Company Act of 1940, as amended (15 U.S.C. §§ 80a-1 et seq.).
     THIRD: The address of the registered office of the Trust in the State of Delaware is c/o Corporate Service Company, 2711 Centerville Road, Suite 400, Wilmington, New Castle County, Delaware 19808.
     FOURTH: The name and address of the Trust’s registered agent for service of process in the State of Delaware are Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, New Castle County, Delaware 19808.
     FIFTH: Notice is hereby given that the Trust shall consist of one or more series. As provided in the governing instrument of the Trust, the debts, liabilities, obligations, and expenses incurred, contracted for or otherwise existing with respect to a particular series shall be enforceable against the assets of such series only, and not against the assets of the Trust generally or any other series thereof, and none of the debts, liabilities, obligations, and expenses incurred, contracted for or otherwise existing with respect to the Trust generally that have not been allocated to a specific series, or with respect to any other series, shall be enforceable against the assets of such specified series.
     SIXTH: This Certificate of Trust shall be effective upon filing.

     IN WITNESS WHEREOF, the undersigned being the sole initial trustee of the Trust, has duly executed this Certificate of Trust as of the 6th day of August, 2015.

By:	/s/ Michael Drew Elder
Name: Michael Drew Elder, as sole Trustee, and not individually

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